UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: June 28, 2021	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, June 28, 2021

Messrs.
Comisión Nacional de Valores (Argentine National Securities Commission)

Bolsas y Mercados Argentinos S.A. (BYMA) (Buenos Aires Stock Exchange)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in order to comply with section 2, Chapter I, Title XII of the Argentine National Securities Commission (Comisión Nacional de Valores) Rules (2013 revised version).

We inform that by means of Resolution No. 211 of the Ministry of Transport, published today in the Official Gazette, the request for an extension of the concession agreement made in 2018 by Ferrosur Roca S.A. (hereinafter “Ferrosur”) - a company under control of Loma Negra C.I.A.S.A.- was rejected.

Therefore, Ferrosur’s freight railway concession for the exploitation of the National Railway Network sector integrated by the General Roca Line (excluding the Altamirano-Miramar corridor and its urban sections) will expire in its original term, that is, on March 10, 2023. The Resolution also confirmed the termination of the concession agreements of the rest of the private freight railway concessionaires.

Notwithstanding the above, at the end of its concession, Ferrosur may continue to provide railway services as cargo operator under the terms established in the aforementioned Resolution and Law No. 27,132 and Decree No. 1027 dated November 7, 2018.

The provisions of the Resolution are in line with different measures that the National State has been adopting and the conversations that Ferrosur, along with the rest of the concessionaires, have been holding with the relevant authorities.

Sincerely,

Marcos I. Gradin
Investor Relations Officer